UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLOBAL MEDICAL REIT INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37954A204
(CUSIP Number)

Huang Yanping; Zhang Huiqi; Notable Reward Limited; and Superior Glory Enterprises Limited
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NOTABLE REWARD LIMITED, SUPERIOR GLORY ENTERPRISES LIMITED, ZHANG HUIQI, AND HUANG YANPING.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization NOTABLE REWARD LIMITED, BRITISH VIRGIN ISLANDS SUPERIOR GLORY ENTERPRISES LIMITED, BRITISH VIRGIN ISLANDS ZHANG HUIQI, CHINA HUANG YANPING, ST KITTS AND NEVIS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,715,611; SEE ITEM 5 OF ATTACHED SCHEDULE
	8.	Shared Voting Power 3,715,611; SEE ITEM 5 OF ATTACHED SCHEDULE
	9.	Sole Dispositive Power 3,715,611; SEE ITEM 5 OF ATTACHED SCHEDULE
	10.	Shared Dispositive Power 3,715,611; SEE ITEM 5 OF ATTACHED SCHEDULE
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,715,611; SEE ITEM 5 OF ATTACHED SCHEDULE
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percentage of Class Represented by Amount in Row (11) 14%: SEE ITEM 5 OF ATTACHED SCHEDULE
14.	Type of Reporting Person (See Instructions) NOTABLE REWARD LIMITED IS “CO” SUPERIOR GLORY ENTERPRISES LIMITED IS “CO” ZHANG HUIQI IS “IN” HUANG YANPING IS “IN”

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value (the "Common Stock") of Global Medical REIT Inc. (the "Issuer").

The name and address of the principal executive offices of the Issuer are:

Global Medical REIT Inc.

2 Bethesda Metro Center, Suite 440

Bethesda, MD 20814

ITEM 2. IDENTITY AND BACKGROUND

The reporting persons are Notable Reward Limited, Superior Glory Enterprises Limited,  Zhang Huiqi, and Huang Yanping.

I. (a) Notable Reward Limited, indirect shareowner of Issuer.

(b) The principal office address of Notable Reward Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(c) The principal business of Notable Reward Limited is investment holding.

(d) During the last five years, Notable Reward Limited has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Notable Reward Limited has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) Notable Reward Limited in incorporated as a British Virgin Islands limited company.

II.(a) Superior Glory Enterprises Limited, indirect shareowner of the Issuer.

(b) The principal office address of Superior Glory Enterprises Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(c) The principal business of Superior Glory Enterprises Limited is investment holding.

(d) During the last five years, Superior Glory Enterprises Limited has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Superior Glory Enterprises Limited has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) Superior Glory Enterprises Limited is incorporated as a British Virgin Islands limited company.

III.(a) Zhang Huiqi, beneficiary of The Superior Glory Enterprises Trust.

(b) The principal address of Zhang Huiqi is No 401, Unit 2, Building 6, Jia Duo Li Garden, Yard 19, East 3 Circle South Road, Chaoyang District, Beijing, China.

(c) The principal occupation of Zhang Huiqi is director of Global Medical REIT, Inc.

(d) During the last five years, Zhang Huiqi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Zhang Huiqi has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) Zhang Huiqi is a citizen of China.

IV.(a) Huang Yanping, beneficiary of The Superior Glory Enterprises Trust.

(b) The principal address of Huang Yanping is East No. 38, Floor 3, East Unit 5, Building 2, East Yard No. 9 Jinshui Disrict, Zhengzhou, Henan Province, China.

(c) The principal occupation of Huang Yanping is director of Joy Town, Inc.

(d) During the last five years, Huang Yanping has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Huang Yanping has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) Huang Yanping is a citizen of St. Kitts & Nevis.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 27, 2018, Huang Yanping transferred her wholly-owned interest in Zensun Group Limited to Notable Reward Limited, a British Virgin Islands limited company, which is controlled by Huang Yanping.  Notable Rewards Limited is wholly owned by Superior Glory Enterprises Limited, a British Virgin Islands limited company, which in turn is wholly owned by Vistra Trust (Singapore) Pte. Limited as Trustee of The Superior Glory Enterprises Trust, a revocable Singapore reserved power discretionary trust.  Huang Yanping is the sole director of Notable Reward Limited, as well as the settlor, protector, and one of the beneficiaries of The Superior Glory Enterprises Trust.

ITEM 4. PURPOSE OF TRANSACTION

The Shares were acquired for investment purposes.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)As of the date hereof, the Reporting Persons beneficially own 3,715,611 shares of the Issuer’s common stock, which represents 14% of the 21,631,000 issued and outstanding shares of the Issuer’s common stock.

(b)Through their indirect ownership of ZH USA, LLC, the Reporting Persons have voting and dispositive power over the shares of common stock reported as beneficially owned by them.

(c)On December 27, 2018, Huang Yanping transferred her wholly-owned interest in Zensun Group Limited to Notable Reward Limited, a British Virgin Islands limited company, which is controlled by Huang Yanping.  Notable Rewards Limited is wholly owned by Superior Glory Enterprises Limited, a British Virgin Islands limited company, which in turn is wholly owned by Vistra Trust (Singapore) Pte. Limited as the Trustee of The Superior Glory Enterprises Trust, a revocable Singapore reserved power discretionary trust.  Huang Yanping is the sole director of Notable Reward Limited, as well as the settlor, protector, and one of the beneficiaries of The Superior Glory Enterprises Trust.  Except as described in the Amendment No. 3 to Schedule 13D filed on December 20, 2018, filed by Huang Yanping, no reportable transactions by the Reporting Persons have occurred with respect to the Issuer’s Common Stock in the past sixty days.

(d)The Reporting Persons are indirect owners of ZH USA, LLC, the direct owner of the shares reported herein, and as such, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Issuer reported herein.

(e)Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described elsewhere in this report, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions in loan agreements need not be included.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1Agreement to File One Statement on Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2019

NOTABLE REWARD LIMITED. By: /s/ Huang Yanping Name: Huang Yanping Title: Director

SUPERIOR GLORY ENTERPRISES LIMITED.

By: /s/  Ng Teck Wee Keith

Name: Ng Teck Wee Keith

Prudence Directors Limited, Director

By: /s/ Chong Zheng Xun Favian

Name: Chong Zheng Xun Favian

Prudence Directors Limited, Director

ZHANG HUIQI By: /s/ Zhang Huiqi Name: Zhang Huiqi
HUANG YANPING By: /s/ Huang Yanping Name: Huang Yanping

Exhibit (a)

Schedule 13D

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: January 10, 2019

NOTABLE REWARD LIMITED. By: /s/ Huang Yanping Name: Huang Yanping Title: Director

SUPERIOR GLORY ENTERPRISES LIMITED.

By: /s/  Ng Teck Wee Keith

Name: Ng Teck Wee Keith

Prudence Directors Limited, Director

By: /s/ Chong Zheng Xun Favian

Name: Chong Zheng Xun Favian

Prudence Directors Limited, Director

ZHANG HUIQI By: /s/ Zhang Huiqi Name: Zhang Huiqi
HUANG YANPING By: /s/ Huang Yanping Name: Huang Yanping